As Filed with the Securities and Exchange Commission on September 10, 2008                           Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
GCL SILICON TECHNOLOGY HOLDINGS INC.
(Exact name of issuer of deposited securities as specified in its charter)
Not Applicable
(Translation of issuer’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon
ADR Division
One Wall Street, 29th Floor
New York, NY 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)
It is proposed that this filing become effective under Rule 466 (check appropriate box):
☐ immediately upon filing
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount	Proposed maximum	Proposed maximum	Amount of
Securities to be registered	to be registered	offering price per unit (1)(2)	aggregate offering price (2)	registration fee
American Depositary Shares, evidenced by	100,000,000	$5.00	$5,000,000	$196.50
American Depositary Receipts, each American Depositary Share representing four ordinary shares, par value $0.00001 per share, of GCL Silicon Technology Holdings Inc.	American Depositary Shares

(1)	Each unit represents 100 American Depositary Shares.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 3(a) to this Registration Statement, which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. Description of the Securities to be Registered
CROSS REFERENCE SHEET

	Item Number and Caption		Location in Form of
American Depositary Receipt
Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt — upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15 and 16

	(iii)	The collection and distribution of dividends	Articles 12, 14 and 15

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15 and 16

	(v)	The sale or exercise of rights	Article 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12 and 17

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article 11

	Item Number and Caption		Location in Form of
American Depositary Receipt
Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the Depositary	Articles 13, 18 and 23

(3)	Fees and Charges		Articles 7 and 8
Item 2. Available Information

	Item Number and Caption	Location in Form of
American Depositary Receipt
Filed Herewith as Prospectus

2(b)	Public reports furnished by GCL Silicon Technology Holdings Inc.	Article 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Exhibits
     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), among GCL Silicon Technology Holdings Inc., The Bank of New York Mellon, as Depositary (the “Depositary”), and each Owner and holder from time to time of American Depositary Shares issued thereunder.
     (b) Form of Letter from the Depositary to the Company, relating to the Pre-release of American Depositary Receipts.
     (c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not Applicable.
     (d) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.
     (e) Certification under Rule 466. — Not Applicable.
Item 4. Undertakings
     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.
     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged, and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 10, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of GCL Silicon Technology Holdings Inc.

By: THE BANK OF NEW YORK MELLON, as Depositary

By: /s/ Vincent J. Cahill Jr.
Name: Vincent J. Cahill Jr.
Title: Managing Director

     Pursuant to the requirements of the Securities Act of 1933, GCL Silicon Technology Holdings Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong S.A.R., on September 10, 2008.
GCL SILICON TECHNOLOGY HOLDINGS INC.

By:	/s/ Hunter Jiang
	Name:	Hunter Jiang
	Title:	Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Mr. Zhu Gongshan and Mr. Zhang Songyi, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 10, 2008.

Name	Title

/s/ Zhu Gongshan	Chairman
Zhu Gongshan

/s/ Zhang Songyi	Director
Zhang Songyi

/s/ Hunter Jiang	Chief Executive Officer (Principal Executive Officer) and Director
Hunter Jiang

/s/ Jason Li	Chief Financial Officer (Principal Financial Officer)
Jason Li

/s/ Jason Li Jason Li	Chief Accounting Officer (Principal Accounting Officer)

Name	Title

/s/ Mark S. Eppley	Authorized Representative in the United States
CT Corporation System
Mark S. Eppley
Assistant Vice President and Secretary

INDEX TO EXHIBITS

Exhibit
Number

3(a)	Form of Deposit Agreement (including the form of American Depositary Receipt), among GCL Silicon Technology Holdings Inc., The Bank of New York Mellon, as Depositary, and each Owner and holder from time to time of American Depositary Shares issued thereunder.

3(b)	Form of Letter from the Depositary to the Company, relating to the Pre-release of American Depositary Receipts.

3(d)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.